U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 20, 2023

VIA EDGAR TRANSMISSION

Emily Rowland
Sally Samuel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Registration Statement on Form N-14 (File No. 333-272183)
Investment Company Act Registration No: 811-23724
Cromwell Greenspring Mid Cap Fund (S000080740)

Dear Mses. Rowland and Samuel:

The purpose of this letter is to respond to additional verbal comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on June 15, 2023. The Staff’s comments were provided regarding a Registration Statement filed on Form N-14 on May 24, 2023 (the “Form N-14”) and the Trust’s response letter dated June 14, 2023 submitted in response to the Staff’s verbal comments received on June 7-9, 2023. This Form N-14 was filed under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of reorganizing the Greenspring Fund, Inc. (CIK number 0000711322, series number S000005877) (the “Target Fund”) into the Cromwell Greenspring Mid Cap Fund (the “Acquiring Fund”), a series of Total Fund Solution. The Staff’s additional comments are summarized in bold font below followed by the Trust’s respective responses.

1.Staff Comment: Regarding Question 7 in the Questions and Answers section, please include disclosure that (1) While the expectations are that expenses of the Acquiring Fund will remain the same as the Target Fund, Cromwell has nevertheless agreed to establish an expense cap as an assurance to shareholders that in no event will net operating expenses exceed 1.21% through July 28, 2025 and (2) add the sentence stating that the fees of the Acquiring Fund may increase July 28, 2025 to the end of the second paragraph in the answer. Additionally, please remove the reference to “gross” expenses in that sentence.

Response: The Trust responds by revising the disclosure as suggested:

Question 7: Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Fund?

Answer: No. The management fee paid by the Target Fund and the Acquiring Fund is not changing and the Acquiring Fund’s other operating expenses are expected to be the same as the other operating expenses of the Target Fund. The gross and net annual fund operating expenses for the Target Fund’s shares are 1.11% per annum of the Target Fund’s average daily net assets. The estimated gross and net annual fund operating expenses for the Acquiring Fund’s Institutional Class shares are expected to be 1.11% per annum of the Acquiring Fund’s average daily net assets. Corbyn and Cromwell believe that the operational efficiencies anticipated as a result of the Reorganization may lead to a decrease in the Acquiring Fund’s operating expense ratio over time.

The Target Fund does not have an operating expense limitation agreement. While the expectations are that expenses of the Acquiring Fund will remain the same as the Target Fund, Cromwell has nevertheless agreed to establish an expense cap as an assurance to shareholders that in no event will net operating expenses exceed 1.21% through July 28, 2025. On behalf of the Acquiring Fund, Cromwell has agreed to waive its management fees and/or reimburse the Acquiring Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses, extraordinary expenses, and other class-specific expenses) do not exceed 1.21% of average daily net assets for the Institutional Class, through at least July 28, 2025. The operating expense limitation agreement can be terminated only by, or with the consent of, TFS’ Board. Cromwell may request recoupment of previously waived fees and paid expenses from the Acquiring Fund for up to 36 months from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Acquiring Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment. It is possible for the operating expense ratio of the Acquiring Fund to increase. If the operating expenses limitation agreement has expired and Cromwell has chosen not to renew the agreement, it is possible that the Acquiring Fund’s ~~gross~~ expenses could exceed 1.21% after July 28, 2025.”

2.Staff Comment: In the answer to Question 11 of the Questions and Answer, please disclose the cost of repositioning the portfolio in terms of dollars and basis points. Additionally, to the extent there are capital gains distributions related to repositioning the portfolio, estimate those in dollars and a per share basis.

Response: The Trust responds by revising the answer to Question 11 of the Questions and Answers as follows:

Question 11: Will the Reorganization result in any taxes?

Answer: The Reorganization is expected to qualify as a “reorganization” within the meaning of section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Accordingly, it is expected that the Target Fund will not recognize any gain or loss as a direct result of the transfer of all of its assets and its liabilities in exchange for shares of the Acquiring Fund or as a result of its liquidation and termination, and shareholders of the Target Fund will not recognize any gain or loss upon receipt of shares of the Acquiring Fund in connection with the Reorganization. At any time up to and including the last business day before the Reorganization, Target Fund shareholders may redeem Target Fund shares. Any such redemptions will generally result in the recognition of gain or loss to the redeeming shareholder for U.S. federal income tax purposes. The Target Fund may sell portfolio securities in connection with the Reorganization, particularly with respect to the fixed income holdings which comprised 8% of the portfolio as of May 31, 2023. In the event the Target Fund sells any portfolio securities in connection with the Reorganization, the actual tax impact of such sales will depend on the difference between the price at which such portfolio assets are sold and the Target Fund’s tax basis in such assets. The brokerage costs of repositioning the portfolio are expected to be negligible, approximately $10,000 to $25,000 or $0.002 to $0.005 per share, subject to market conditions. The potential long-term capital gains impact of repositioning the portfolio is estimated to be approximately $500,000 to $2,500,000 or $0.096 to $0.480 per share (0.5% to 2% of the Fund’s net asset value based on shares outstanding as of June 15, 2023), subject to market conditions. For more detailed information about the tax consequences of the Reorganization please refer to the “Federal Income Tax Consequences of the Reorganization” section below. Shareholders of the Target Fund should consult their own tax advisers regarding the federal, state, local, and other tax treatment and implications of the Reorganization in light of their individual circumstances.

3.Staff Comment: In response to Staff Comment 8 of your June 14, 2023 response letter, please note that the Acquiring Fund is required to meet the 80% names rule policy immediately at the time of Reorganization, not “over a reasonable period of time” as proposed in your letter. Please review and revise the response to that comment as reproduced here:

Staff Comment 8 from Previous Letter: Supplementally, please explain how there will be little to no portfolio turnover in connection with the Reorganization given that the Target Fund invests in fixed income securities. Consider updating the disclosure based on the response to this comment.

Response: The Trust responds supplementally by explaining that, as of May 31, 2023, approximately 8% of the Target Fund’s portfolio was comprised of relatively short-duration fixed income securities, which the Fund may sell or retain prior to, or following the Reorganization. Approximately 90% of the Target Fund’s portfolio consisted of equity securities and 70% of the portfolio met the Sub-Adviser’s definition of mid-cap equity securities. New purchases, under normal conditions and funded largely by redemptions and/or sales of the fixed income securities, will be made in securities of mid-cap equity securities to bring the total equity holdings of mid-cap securities to at least 80% within an anticipated period of 90 to 150 days, subject to market conditions and consistent with the best interest of shareholders. Given the small percentage of fixed income securities and significant existing exposure to mid-cap equity securities, the Acquiring Fund does not anticipate the need to significantly reposition the portfolio to pursue the Fund’s new investment objective.

The Trust respectfully disagrees that the Acquiring Fund is required to meet the 80% names rule policy immediately at the time of the Reorganization and believe that compliance with the 80% names rule policy over a reasonable period of time is appropriate and best serves the interest of the Fund and its shareholders. Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 requires investment companies to comply with the 80% investment requirement “under normal circumstances.” In the Rule 35d-1 adopting release,1 the Securities and Exchange Commission (“SEC”) explained that the “under normal circumstances” standard will provide funds with flexibility to manage their portfolios,… will permit investment companies to take “temporary defensive positions
1 Investment Company Names, Release No. IC-24828, January 17, 2001.

to avoid losses in response to adverse market, economic, political, or other conditions” and “will permit investment companies to depart from the 80% investment requirement in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions.” Currently, Rule 35d-1 does not specify a particular time limit by which an investment company must come back into compliance when there is a temporary departure from the rule. The Trust believes a reorganization is another appropriate circumstance where a temporary deviation from 80% names rule policy is permitted. Moreover, in proposed amendments to Rule 35d-1,2 the SEC stated that a fund reorganization is a circumstance in which a temporary departure from the 80% names rule policy should be permitted and that in such a circumstance a fund would have to come back into compliance with the 80% names rule policy “as soon as reasonably practicable.” As explained in the May 2022 Names Release, the phrase “as soon as reasonably practicable” does not mean “as soon as possible” and is “intended to allow for consideration by the adviser of how to return to compliance in a manner that best serves the interest of the fund and its shareholders.”3 The proposed rule, however, does not specify a required time frame for coming back into compliance with regarding to a reorganization but may presumably be more than 30 days provided for other temporary departures in the proposed rule but less than 180 days provided for a fund launch. The Trust believes that allowing for a reasonable period of time to come back into compliance with the 80% names rule policy allows the adviser of the Fund “to return to compliance in a manner that best serves the interest of the fund and its shareholders.”

4.Staff Comment: Regarding the “Summary Comparison of the Funds - Fees and Expenses” section, please supplementally represent that the fees provided are current and will be the same for the Acquiring Fund following the Reorganization.

Response: The Trust represents supplementally that the fees reflected in the Fees and Expenses table for the Acquiring Fund are the current fees of the Fund and will remain in effect following the Reorganization.

5.Staff Comment: In the “Summary Comparison of the Funds - Example” section please update the third sentence to read as follows: “The expenses used in the Example for the Acquiring Fund are pro forma operating expenses of the Acquiring Fund ~~for the fiscal period ended December 31, 2022 (annualized), assuming the Reorganization had occurred prior to the start of the period~~.”

Response: The Trust responds by making the change as requested.

6.Staff Comment: It is the Staff’s belief that the mid-cap range provided does not meet the names rule requirement of being reasonable. Please re-evaluate and provide a reasonable range, such as the S&P Mid Cap 400 Index example previously provided to the Staff.

Response: The Adviser has confirmed that it will define the term “mid cap” as companies with market capitalizations similar to companies in the Russell Midcap® Index or the S&P MidCap 400® Index. In the Rule 35d-1 adopting release,4 the SEC stated that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” More specifica
2 Investment Company Names, Nos. 33-11067; 34-94981; IC-34593, May 25, 2022 (the “May 2022 Names Release”).
3 See footnote 57 of the May 2022 Names Release.
4 Investment Company Names, Release No. IC-24828, January 17, 2001, at footnote 43.

lly, in its “Frequently Asked Questions about Rule 35d-1” release5, the SEC staff stated, in question 6:

Q: Does rule 35d-1 apply to funds that use the terms "small-cap," "mid-cap," and "large-cap?"

A: Yes. Terms such as "small-, mid-, or large-capitalization" suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule. As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms "small-, mid-, or large-capitalization," registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff. (emphasis added)

The capitalization range proposed to be used by the Fund is in line with industry indices as well as the definitions of “mid-cap” used by other funds. For example, the capitalization range of the Russell Mid Cap Index, capitalization is between approximately $2.4 billion and $47 billion, very similar to the Fund’s proposed range of $1.5 billion to $50 billion. The Russell Mid Cap Index is widely used and recognized across the fund industry and is, therefore, an entirely appropriate measure of the types of companies that are appropriately categorized as “mid-cap”. In addition, we note that other funds use the Russell Mid Cap Index as a reference point when determining the appropriate capitalization range for “mid-cap” companies.6

7.Staff Comment: Under the “Comparison of Funds’ Investment Restrictions” section, please consider deleting the second non-fundamental investment restriction.

Response: The Trust responds by deleting the second non-fundamental investment restriction in the section.

8.Staff Comment: In the same section, please update the names rule policy to state that shareholders will be given 60 days’ prior notice of any change.

Response: The Trust responds by making the change as requested.

9.Staff Comment: Please affirmatively disclose that the broker non-votes will not be counted towards establishing a quorum under the “Effects of Abstentions and Broker Non-Votes” section.

Response: The Trust responds by adding the disclosure as requested.

5 Frequently Asked Questions about Rule 35d-1 (December 4, 2001).
6 See Fidelity Mid Cap Stock Fund and Congress Mid Cap Growth Fund.

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If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

Elaine E. Richards
Secretary
Total Fund Solution